Exhibit 99.1

Investor Webinar Presentation

Melbourne, Australia, November 28, 2023: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to invite shareholders to attend an investor webinar “Coffee Microcaps Morning Meeting”, to be held on Tuesday 30th November 2023, 9:00am ADEST.

CEO, Steven Lydeamore will provide an overview and update on the business and upcoming milestones.

Following the presentation, attendees will have the opportunity to ask questions directly to Mr Lydeamore during a moderated Q & A session.

This webinar can be viewed live via zoom & you register via the link below.

Zoom: https://us02web.zoom.us/webinar/register/WN_73dRq8CsQK6Ahor0F8UzgA#/registration

Authorised for release by the Board of Immuron Limited.

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COMPANY CONTACT: Steven Lydeamore Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting traveller’s diarrhoea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletised preparation of hyperimmune bovine antibodies and other factors, which when taken with meals bind to diarrhoea-causing bacteria and prevent colonisation and the pathology associated with traveller’s diarrhoea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Traveller’s Diarrhoea, reduce the risk of minor gastrointestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Traveller’s Diarrhoea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Traveller’s Diarrhoea

Traveller’s Diarrhoea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with Traveller’s Diarrhoea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercialising orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

1 1 COFFEE MICROCAPS 30 NOVEMBER , 2023 NASDAQ: IMRN ASX: IMC Steven Lydeamore - CEO

2 2 Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. SAFE HARBOR STATEMENT FY2024 results in this presentation are subject to audit review.

3 3 REVENUE GENERATING WITH STRONG PIPELINE Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases Financial Snapshot 227,798,346 Shares on Issue 15,568,559 Total Options IMC: A$0.0 81 Last Traded Price IMC: A$0.105 / 0.067 IMRN: $3.21 / 1.39 52 week High/Low IMC: A$17.3m Market Cap A$17.2m Cash & Cash Equivalents (30 June 2023) Major Shareholders % of CSO Units Holder 34.3% 78,231,745 BNY Mellon Asset Management 3.0% 6,904,554 Management & Board 2.6% 6,000,000 Authentics Australia Pty. Ltd. 1.7% 3,846,712 Grandlodge

REVENUE GENERATING WITH STRONG PIPELINE

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

Status at Coffee Microcaps - 2 May 2023	Status at Coffee Microcaps - 30 November 2023
FY23 YTD April revenue of A$1.78 million, up 233% on pcp	FY23 revenue of A$1.80 million, up 136% 1Q FY24 revenue of A$1.57 million Travelan® is now the **#2 SKU and fastest growing** in Australian pharmacy antidiarrheal category[1] Australian sales YTD FY24 have **exceeded full year FY23**
Travelan® set up for launch in USA on amazon.com pending establishing safety stock	Travelan® successfully **launched** in USA on amazon.com **Safety stock established** for all products, all markets
Travelan® (IMM-124E) IND filed and received FDA authorization	Completed recruitment and in-patient phase **1H 2024** Anticipated top line results and clinical study report
CampETEC toxicology study report completed and submitted to the FDA	FDA removed IND Clinical Hold Institutional Review Board Approval **1H 2024** anticipated clinical trial initiation and completion of in-patient phase
Travelan® Uniformed Health Services University clinical trial reaches **35%** of 868 patients	Travelan® Uniformed Health Services University clinical trial reaches **50%** of 868 patients
IMM-529 (clostridioides difficile) solid dose active formulation development completed	**December 2023** Anticipated cGMP manufacture **1H 2024** Anticipated FDA pre-IND submission

1. IQVIA Australia Pharmacy Scan – Antidiarrheal segment, value sales 13 weeks to 21 October 2023

4

TECHNOLOGY PLATFORM FOR GUT MEDIATED DISEASES

Bovine colostrum is the first milk of cows after calving. It is rich in immunoglobulins, lactoferrin, lysozyme, lactoperoxidase, growth factors and bioactive peptides. Colostrum has higher levels of protein, fat, vitamins, and minerals when compared to milk. This enables full development of the newborn calf in addition to immunity against several pathogens.*

Immuron's proprietary technology platform ***combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies*** that offer delivery within the gastrointestinal ("GI") tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces.



STEP 1
Development of Highly Specific Vaccines



STEP 2
Isolation of Hyperimmune antibody-rich bovine colostrum



STEP 3
Oral Antimicrobial therapeutics without drawbacks of antibiotics



Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF
CLINICALLY PROVEN - OVER 90% PROTECTION

FINAL PRODUCT
Toxin Neutralization + Clearance of targeted gut pathogens

- ✓ *Reduce occurrence and reduce/relieve diarrhoea*
- ✓ *Reduce/relieve abdominal cramping*
- ✓ *Reduce/relieve gastrointestinal pain*
- ✓ *Assists repair of gastrointestinal/gut wall lining*
- ✓ *Enhance/promote immune defence*
- ✓ *Enhance/promote health liver function*

Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA)

* *Gomes et. al., NFS Journal, Volume 25, November 2021, pages 1-11, https://doi.org/10.1016/j.nfs.2021.10.001*

IMMURON
5

STRONG SALES GROWTH IN ATTRACTIVE MARKET


ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF
CLINICALLY PROVEN - OVER 90% PROTECTION
Travelan® - Travel insurance for your belly
30 CAPLETS
havaianas

Traveller's Diarrhoea (TD)

Market is large and growing ~7% [3] CAGR

Industry tailwinds

Travel picking up significantly following COVID lockdowns

Frequent

30% - 70% of travelers experience TD [4]

Net Sales
FY23: **A$1.16 million**
1QFY24: **A$1.35 million**
229% higher than pre-pandemic period 1QFY20

Net Sales
FY23: **A$0.64 million**
1QFY24: **A$0.21 million**
9% lower than pre-pandemic period 1QFY20

Australia
12 months to July 2023 short term resident returns **77%** of those in 2019 [1]
USA
Total departures June 2023 **99.4%** of June 2019 [2]

Chief Commercial Officer has 20+ year's experience with local and global (Asia, UK) commercial leadership roles with GSK and P&G

$83m

Based on US annual travel numbers and a penetration rate of 15%, **the market potential is estimated at $83m** [5]

$50m

Based on EU travel numbers and a penetration rate of 15%, the **market potential is estimated at $50m** [5]

immuron

1. *https://www.abs.gov.au/statistics/industry/tourism-and-transport/overseas-arrivals-and-departures-australia/latest-release*
2. *https://www.trade.gov/sites/default/files/2023-09/US-Outbound-to-World-Regions.xlsx*
3. *Research Reports World, 28 May 2021: Global Traveler's Diarrhea Therapeutics Industry Research Report, Growth Trends and Competitive Analysis 2021-2027*
4. *Centers for Disease Control and Prevention Yellow Book*
5. *IMC Company Report - Travelan Market Analysis 2019*

6

DISTRIBUTION CAPABILITY

	Australia	USA	Canada
Retail Pharmacy	✔ (Established)		✔ (Developing)
B2B	✔ (Developing)	✔ (Established)	✔ (Developing)
E-commerce	✔ (Developing)	✔ (Established)	✔ (Developing)

✔ Established

✔ Developing

Key Commentary

Australia

- Retail network includes over 3,500 pharmacies
- Online sales of both Travelan® and Protectyn®
- Protectyn® is distributed by Osborne Health Supplies

USA

- Travelan® is sold to travel medicine clinics and on our own amazon.com shopfront (launched July 2023)
- Re-entry into retail pharmacies in USA being explored in FY24

Canada

- We are working towards a relaunch into retail pharmacy in late FY24

International

- We are evaluating options to enter international markets through distributors



ANB Canada
Ontario, Canada
Distributes to all provinces of Canada
Immuron Limited
Vancouver, BC, Canada
RJW Logistics
Chicago, USA
Distributes to all states of USA
Immuron Inc.
New York, USA
Immuron Limited
Melbourne, Australia
Distributes to all states of Australia and to distributors in USA and Canada

7

8 8 STRONG PIPELINE WITH NEAR TERM MILESTONES 8 8 Market Phase III Phase II Phase I Partner Compound or brand name Travelan® CampETEC Market Phase III Phase II Phase I Indication Compound or brand name Traveler’s Diarrhea ETEC challenge IMM - 124E Travelan® Clostridioides difficile Infection & Recurrence IMM - 529 Uniformed Services University Naval Medical Research Command Immuron’s Clinical Programs Our Partners’ Clinical Programs Further information on the clinical programs can be found on slide 8

VALUABLE SALES POTENTIAL FOR PIPELINE PRODUCTS

Lumanity* Opportunity Assessment for IMM-124E

- Immuron's development of **IMM-124E** (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need
- Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80% protection against the development of diarrhea.
- If base case efficacy targets are reached, IMM-124E would mostly be used by travelers going to the highest risk areas (e.g., rural Central America/Asia/Africa).
- Based on the estimated market size and pricing, the base case yearly revenue in USA for IMM-124E is projected at **US$102M**.
- Reaching higher efficacy goals could broaden use.

Lumanity Opportunity Assessment for IMM-529

- Infectious disease experts reacted favorably to the **IMM-529** MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B
- Non-microbiome approaches (such as IMM-529) are still appealing to experts, who noted that clinical trial efficacy (reduction in relapse rate) and cost/access will be the key drivers of clinical use in recurrent patients, not mechanism of action
- Based on the estimated market size, anticipated payer restrictions, pricing, and competition, base case yearly revenue in USA for IMM-529 is conservatively projected at **US$93M** for the target patient population (limited to 2nd recurrence and later based on trial design and payer coverage)
- Positioning IMM-529 earlier than second recurrence and/or efficacy targets could lead to higher uptake.

Compound or brand name	Indication	Phase I	Phase II	Phase III	Market
IMM-124E - Travelan®	Traveler's Diarrhea ETEC challenge	Immuron →	→		
IMM-529	*Clostridioides difficile* Infection & Recurrence	Immuron →			

Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our-story/

Clostridioides difficile infections (CDI) to grow to almost $1.7 billion by 2026, according to GlobalData

9

NEAR TERM MILESTONES ANTICIPATED TO DRIVE VALUE

	2H 2022	1H 2023	2H 2023	1H 2024
Travelan®	• FDA IND[1] approved for single daily dose IMM-124E ETEC[2] CHIM[3] clinical trial	• IRB Approval[4] • Initiated IMM-124E ETEC[2] CHIM[3] clinical trial	• 100% of patients enrolled • Completion of In-patient phase ETEC[2] CHIM[3] clinical trial	• Topline results for IMM-124E ETEC[2] clinical trial • Clinical Study Report
CampETEC	• Submitted Response Letter to FDA Clinical Hold • Immuron sponsored Toxicology study - completed	• Toxicology Study Report • FDA IND[1] approved (Clinical Hold released)	• Institutional Review Board approval of NMRC[5] CampETEC Campylobacter CHIM[3] clinical trial protocol • FDA approval of IND amendment for change to protocol	• Initiate NMRC[5] CampETEC Campylobacter CHIM[3] clinical trial • Completion of In-patient phase CampETEC Campylobacter CHIM[3] clinical trial
IMM-529	• 600 mg solid dose active formulation development		• IMM-529 cGMP manufacture	• IMM-529 (CDI)[7] Pre-IND[1] submission
Travelan®	• USU[6] P2TD IMM-124E field clinical trial recruitment commencement		• ~50% of 868 participants recruited	• Completion of enrollment • Completion of in-patient phase

IMMURON

Completed; 1. Investigational New Drug; 2. Enterotoxigenic *E.coli*; 3. controlled human infection model; 4. Institutional Review Board; 5. Naval Medical Research Command; 6. Uniformed Health Services University of the Health Sciences; 7. Clostridioides Difficile

10

SCIENTIFIC REFERENCES

Travelan® (IMM-124E)	
Travelan® has been shown to reduce both the incidence and severity of ETEC-induced diarrhea in up to 90% of volunteers	Scandinavian Journal of Gastroenterology, 46:7-8, 862-868, DOI: 10.3109/00365521.2011.574726
Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers' Diarrhea in Active Duty Military Service Assigned Abroad.	Military Health System Research Symposium 14-17 Aug 2023 Abstract 1
Travelan as a broad Spectrum anti-bacterial	Immuron Limited, 29 April, 2011
Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler's diarrhea	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019
Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018
Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017
Efficacy of hyperimmune bovine colostrum against shigellosis in rhesus macaque (Macaca mulatta), and bioactivity of HBC against common enteric pathogens	Islam et al., 2020. Submitted to mSphere, American Society for Microbiology
Bioactive Immune Components of Travelan®	Clin Vaccine Immunol 24:e00186-16. https://doi.org/10.1128/CVI.00186-16
Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM-124E) has a non-detrimental effect on gut microbial communities in unchallenged mice	Infect Immun. 2023 Nov; 91(11): e00097-23.
Administration of the Hyper-immune Bovine Colostrum Extract IMM-124E Ameliorates Experimental Murine Colitis	Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785–797, https://doi.org/10.1093/ecco-jcc/jjy213
IMM-529	
Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative	Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

12 12 EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +613 8892 4854 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION: